

March 6, 2014

<u>Via E-mail</u>
Paul A. Pittman
Executive Chairman, President and
Chief Executive Officer
Farmland Partners Inc.
8670 Wolff Court, Suite 240
Westminster, CO 80031

> **Re: Farmland Partners Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed February 13, 2014**
> **File No. 333-193318**

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 2 of our comment letter dated January 30, 2014. Given the short term nature of your leases, please explain how the "short term" declines in farmland values and crop prices will not impact your business or briefly revise your disclosure in MD&A to highlight the information in the last few paragraphs in your response.

2.   We note the "Supplemental Information Regarding Use of Proceeds" that you provided. Please ensure that you have included the disclosures identified in Industry Guide 5 and revise your disclosure as appropriate. For example only, please revise your cover page to include a brief identification of the material risks involved in the purchase of your securities or advise.

Prospectus Summary, page 1

3.   Please revise to identify the month and year that FP Land LLC was formed.

Use of Proceeds, page 56

4.   We note your response to comment 6 of our comment letter dated January 30, 2014, and the revised disclosure that the repayment of loans will release the collateral that is not being acquired by you. We continue to believe that you should briefly revise to explain the business purpose for this. Please revise accordingly or advise.

Description of Certain Indebtedness, page 73

5.   We note your disclosure under the "Use of Proceeds" section on page 56 that you will also have a portion of the Zeagars loan and the Trone loan outstanding after the completion of your offering. If material, please revise your disclosure on page 73 to include a discussion of the material provisions of these loans or advise. In addition, as applicable, please file any written agreements regarding these loans as exhibits to your registration statement.

Comparison of Year Ended December 31, 2013 to Year Ended December . . . , page 76

6.   We note your discussion of the change in cash provided by operating activities identifies an increase in accounts receivable of $495,500 from your largest tenant. Please revise your disclosure to identify your largest tenant.

Pro Forma Consolidated Financial Statements, page F-2

Note 1 – Adjustments to the Pro Forma Consolidated Balance Sheet, page F-6

(D), page F-6

7.   You disclose that the costs of the Offering and formation transactions will be charged against the gross offering proceeds upon completion of the Offering and that, as of December 31, 2013, $0.7 million of these fees had been incurred by your Predecessor. Please tell us how much of the costs represent costs of the formation transaction, as opposed to the Offering, and how you determined that those costs should be charged against offering proceeds rather than expensed. Please specifically explain the type of costs that are considered formation transaction costs versus offering costs.

(G), page F-6

8.   We note that you intend to record OP Units as non-controlling interests in permanent
        equity. Please tell us how you determined that permanent equity classification is
        appropriate and the guidance that you relied upon. Please address whether the shares
        issuable upon redemption will be required to be registered.

Note 2 – Adjustments to the Pro Forma Consolidated Income Statement, page F-7

(CC), page F-7

9.   Your response to comment 15 from our letter dated January 30, 2014 indicates that the
        increased rents are "collectible based on Messrs. Pittman's and Hough's knowledge of
        and familiarity with the historical operations and capabilities of Astoria Farms and Hough
        Farms". Please elaborate on your basis for this statement. In particular, we note that
        Astoria Farms had a gross deficit, operating loss, and net loss in the year ended
        December 31, 2013 as disclosed on page F-33; please address this fact and any other
        important factors you considered.

10.   Your disclosure under (CC) still indicates that the leases are with entities controlled by
        Mr. Pittman. However, your response to comment 11 from our letter dated January 30,
        2014 indicates that Hough farms is not controlled by Mr. Pittman. Please revise your
        disclosure accordingly.

11.   We note your adjustment for a decrease in interest expense as a result of your intended
        use of the proceeds of the offering to pay down mortgage debt. Please expand this
        footnote to show how you calculated the amount.

Financial Statements of FP Land LLC, page F-13

Notes to Combined Consolidated Financial Statements, page F-18

Note 1 – Organization and Significant Accounting Policies, page F-18

12.   Your response to comment 16 from our letter dated January 30, 2014 and your disclosure
        on page F-24 indicate that Cottonwood has been reflected as a business combination as of
        January 1, 2012 under ASC 805 Business Combinations. However, disclosure in Note 1
        on page F-18 states that the equity structure of FP Land LLC is presented retroactively as
        of January 1, 2011 on the basis of common management and common ownership of the
        Ownership Entities (including Cottonwood) by Paul Pittman. Please clarify and revise
        your disclosure accordingly.

Revenue Recognition, page F-21

13.   We note your disclosure that you identified errors in the 2012 and 2011 net property tax expense that resulted in understatement of expenses of $10,622 and $11,145, respectively. You also disclose that you evaluated the impact of the error on the 2011, 2012, and 2013 financial statements and determined that the impact in each year was immaterial. However, we note that the correction in 2013 for $21,767 of property tax expense was 39% of net income in 2013 before the error correction. Please provide us with a full analysis under SAB 108 and clarify how you determined that the correction was not material to the current year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202) 551-3432 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant

cc: John Good, Esq. (Via E-mail)